BIOECLIPSE THERAPEUTICS, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
BioEclipse Therapeutics, Inc.
Mountain View, California

We have reviewed the accompanying financial statements of BioEclipse Therapeutics, Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
October 11, 2021

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

BIOECLIPSE THERAPEUTICS, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 2,331,499	$ 5,394,836
Prepaid expenses and other current assets	179,317	362,931
TOTAL CURRENT ASSETS	2,510,816	5,757,767
PROPERTY AND EQUIPMENT		
Property and equipment, net	403,932	22,813
OTHER ASSETS		
Deposits	41,325	58,757
TOTAL ASSETS	$ 2,956,073	$ 5,839,337

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 174,490	$ 218,992
Accrued expenses	242,578	11,433
SBA PPP loan	75,862	-
TOTAL CURRENT LIABILITIES	492,930	230,425
TOTAL LIABILITIES	492,930	230,425
SHAREHOLDERS' EQUITY		
Preferred stock, see note 5	7,345	6,796
Common stock, see note 5	4,025	4,025
Additional paid-in capital	13,086,242	11,841,372
Accumulated deficit	(10,634,469)	(6,243,281)
TOTAL SHAREHOLDERS' EQUITY	2,463,143	5,608,912
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,956,073	$ 5,839,337

See independent accountant's review report and accompanying notes to financial statements.

BIOECLIPSE THERAPEUTICS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Depreciation expense	70,099	8,539
General and administrative	1,193,674	1,253,715
Professional fees	170,548	294,419
Research and development	2,956,867	794,393
TOTAL OPERATING EXPENSES	4,391,188	2,351,066
NET OPERATING INCOME	(4,391,188)	(2,351,066)
OTHER INCOME/(EXPENSES)		
Interest expense	-	(64,670)
TOTAL OTHER INCOME/(EXPENSES)	-	(64,670)
NET LOSS	$ (4,391,188)	$ (2,415,736)

See independent accountant's review report and accompanying notes to financial statements.

BIOECLIPSE THERAPEUTICS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2019	988,033	$ 988	4,025,000	$ 4,025	1,668,835	$ (3,827,545)	$ (2,153,697)
Issuance of preferred stock	5,808,266	5,808	-	-	10,049,475	-	$ 10,055,283
Stock based compensation	-	-	-	-	123,062	-	$ 123,062
Net loss	-	-	-	-	-	(2,415,736)	$ (2,415,736)
ENDING BALANCE, DECEMBER 31, 2019	6,796,299	$ 6,796	4,025,000	$ 4,025	$ 11,841,372	$ (6,243,281)	$ 5,608,912
Issuance of preferred stock	548,651	549	-	-	1,172,636	-	$ 1,173,185
Stock based compensation	-	-	-	-	72,234	-	$ 72,234
Net loss	-	-	-	-	-	(4,391,188)	$ (4,391,188)
ENDING BALANCE, DECEMBER 31, 2020	7,344,950	$ 7,345	4,025,000	$ 4,025	$ 13,086,242	$ (10,634,469)	$ 2,463,143

See independent accountant's review report and accompanying notes to financial statements.

BIOECLIPSE THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,391,188)	$ (2,415,736)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	70,099	8,539
Stock based compensation expense	72,234	123,062
(Increase) decrease in assets:		
Prepaid expenses and other current assets	183,614	(275,963)
Deposits	17,432	(58,757)
Increase (decrease) in liabilities:		
Accounts payable	(44,502)	(278,974)
Accrued expenses	231,145	(18,849)
CASH USED FOR OPERATING ACTIVITIES	(3,861,166)	(2,916,678)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(451,218)	(14,576)
CASH USED FOR INVESTING ACTIVITIES	(451,218)	(14,576)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of convertible notes	-	(2,000,398)
Issuance costs	(25,615)	(70,730)
Issuance of preferred stock	1,198,800	10,126,014
Issuance of SBA PPP loan	75,862	-
CASH PROVIDED BY FINANCING ACTIVITIES	1,249,047	8,054,886
NET INCREASE (DECREASE) IN CASH	(3,063,337)	5,123,632
CASH AT BEGINNING OF YEAR	5,394,836	271,204
CASH AT END OF YEAR	$ 2,331,499	$ 5,394,836
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

   The Company
   BioEclipse Therapeutics, Inc. (the "Company") was incorporated in the State of Delaware on May 26, 2006. The Company is a clinical-stage oncology company that uses its proprietary platform technology to develop the next generation of immuno-oncology therapeutics.

   Going Concern
   Since Inception, the Company has relied on funds from convertible notes and stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP)

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company had no accounts receivable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Lab and office equipment is depreciated over three to five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. For years ending December 31, 2020 and 2019 the Company recognized nil in revenue.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2020 and 2019 was $72,234 and $123,062, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncement (continued)
Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Lab and Office Equipment	$ 496,343	$ 45,125
	496,343	45,125
Less: Accumulated depreciation	92,411	22,312
Total	$ 403,932	$ 22,813

The Company has recorded $70,099 and $8,539 in depreciation expense for the years ending December 31, 2020 and 2019, respectively.

4.   **SBA PPP Loan**

In 2020, the Company received loan proceeds of $75,862 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

4. **SBA PPP Loan (continued)**

The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period. The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note.

The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

5. **Equity**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 9,084,629 shares at $0.001 par value per share. As of December 31, 2020 and 2019, 7,344,950 and 6.796,299 shares of Preferred Stock, respectively, have been issued and are outstanding.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 16,700,000 shares, at $0.001 par value per share. As of December 31, 2020, and 2019, 4,025,000 shares have been issued and are outstanding.

Equity Incentive
The Company's Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, and 2019, 1,084,007 and 715,000 shares, respectively, have been issued under the Plan. Additionally, no shares have been exercised as of December 31, 2020.

See independent accountant's review report.

6.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on May 26, 2006 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   **Subsequent Events**

Lease Amendment
The Company entered into an office lease arrangement for an office in Mountain View, California. The arrangement is for a twelve-month period and can be renewed at the Company's option. The monthly lease payment is $11,750.

Convertible Notes
In 2021, the Company issued two convertible notes for a total of $1,020,000 with 8% APRs and maturity dates in 2023. The notes carry $35,000,000 valuation caps and 80% discount rates.

Stock Warrants
In conjunction with the issuance of the abovementioned convertible notes, the Company issued stock warrants to the two note holders. The warrants allow the holders to purchase from the Company the number of shares (subject to adjustment) of Warrant Stock equal to (a) 100% of the original principal amount of the Note issued to the Registered Holder pursuant to the Agreement divided by (b) 80% of the purchase price per share paid by other investors with respect to a majority of the Next Equity Securities purchased in the Next Equity Financing.

PPP Loan
During 2021, the Company received notice that the entire amount of the PPP loan, discussed in Note 4, was fully forgiven.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

Managements Evaluation
The Company has evaluated subsequent events through October 11, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.